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                                                                    EXHIBIT 20.1

               ANACOMP REACHED CONSENSUAL AGREEMENT-IN-PRINCIPAL
                           ON FINANCIAL RESTRUCTURING

            ATLANTA, Feb. 15 -- Anacomp, Inc. (NYSE: AAC) today announced that it has reached a consensual agreement-in-principle with all of its major creditor groups on the terms of a financial restructuring plan to enable Anacomp's emergence from Chapter 11.

            The agreement represents a compromise among Anacomp, its senior secured lenders, and an official committee of unsecured creditors. The company believes the support of these groups provides sufficient votes for the confirmation of its reorganization plan, which is being amended to reflect the terms of the agreement.

            The agreement reached today calls for Anacomp's current debt and accrued unpaid interest and dividends of approximately $460 million (including preferred stock) to be reduced by approximately $173 million. In very general terms, the amended plan will provide for:

            . The company's senior secured debt to be exchanged for approximately $120 million of new notes at 11 5/8%, with a term of three-and-a-half years;

            . The company's 15% Senior Subordinated Notes to be exchanged for $160 million of new, six-year 13% Senior Subordinated Notes and 92.5% of new common stock to be issued by Anacomp;

            . The company's 13.875% and 9% Convertible Subordinated Debentures to be exchanged for 7.5% of new common stock, plus warrants to purchase an additional 2.5% of new common stock;

            . The company's existing redeemable preferred stock and common stock to be exchanged for warrants to purchase an aggregate of 1.0% of new common stock.

            Anacomp will file an 8-K with the Securities and Exchange Commission this week detailing the terms of the agreement-in-principle.

            Anacomp filed a pre-negotiated plan of reorganization under Chapter 11 of the United States Bankruptcy Code on January 5, 1996. The agreement-in-principle announced today retains the company's commitment to continue to pay its vendors on normal trade terms and to honor all obligations to customers.

            "This agreement-in-principle paves the way for Anacomp to emerge from Chapter 11 on an expedited basis and allows management to focus its energies on our customers," noted P. Lang Lowrey III, the company's new president and chief executive officer. "In light of today's agreement, we believe we can get our financial restructuring plan approved by the bankruptcy court this Spring."
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            Anacomp is a leading provider of multiple-media data management solutions, delivering cost-effective strategies that incorporate micrographic, digital, and magnetic output media.